UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-238326

(Check One): ⁯   Form 10-K⁯Form 20-F⁯Form 11-K[X] Form 10-QForm 10-D⁯

Form N-SAR⁯Form N-CSR

For Period Ended: September 30, 2020

⁯Transition Report on Form 10-K

⁯Transition Report on Form 20-F

⁯Transition Report on Form 11-K

⁯Transition Report on Form 10-Q

⁯Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

FARMHOUSE, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1355 Market Street, Suite 488

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94103

City, State and Zip Code

(888) 420-6856

Phone Number

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Company needs additional time to complete the analysis and presentation of its financial statements.  Specifically, additional time is necessary to finalize the Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 because the financial statements could not be completed within time to timely file.  The Company will file the Form 10-Q before the expiration of the extension date.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Evan Horowitz, Chief Executive Officer                                                  (888) 420-6856

                        (Name)                                                                         (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes [  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FARMHOUSE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2020

By: /s/ Evan Horowitz

Evan Horowitz

Chief Executive Officer